Letter to Shareholders,

As the newest member of Management and the Board of Directors of Manhattan, I think it is important to talk about the successes of your company during 2003, to mention what factors prevented the Company from meeting its goals, and what my vision is for the Company.

During 2003 the Company felt the results of a deterioration in the political and social climate for business in Peru, with the Ministry of Energy and Mines suspending the formal EIA review process on the TG-1 Project. This was despite the Company's completion of the EIA documentation, final draft Feasibility Study, a positive Finance Plan, and significant growth in support amongst the local people of Tambogrande as we distributed the factual information about the project to the local people.

Unfortunately, as I write this years Letter to Shareholders, the President of Peru has an approval rating amongst the population of Peru of under 7%, whilst the approval rating of the Congress is 10%. In the 3 years that this government has been in office, there have been numerous changes in all Cabinet posts. There has as well been an un-raveling of many of the business reforms which took place in the 1990s, which led to the current level of mining activity in Peru. These include the area of mine permitting and construction, taxation, and employment. Recently, the Government has advanced legislation imposing a Royalty on all new mines in Peru.

During 2003, the company made significant progress on the TG-1 project, with extensive community relations efforts, and a communication program in which we distributed all of the factual data from the Environmental Impact Assessment to the local people. Our people worked hard to see the Government transfer its 25% ownership in the proposed mine to the local people, and Manhattan conducted numerous community participation workshops which gained strong support for the mine. Unfortunately the EIA review process was suspended by the Ministry of Energy and Mines. Manhattan also found a co-development partner for mine construction, but despite this, there has been no prosecution of those responsible for creating and maintaining a security problem for the people of Tambogrande. As a result of this situation, the Company has commenced Arbitration proceedings with Centromin, our Government partner in the Tambogrande Concessions, based upon a contractual obligation of Centromin to ensure a safe operating environment. We hope to have a positive decision on this Arbitration prior to year end. Management would not be applying shareholder money if it did not have a strong case worthy of proceeding with Arbitration. Events in Peru subsequent to the initiation of our Arbitration, consisting of very similar problems encountered by another mining company in Northern Peru, have only strengthened our Arbitration case.

During 2003 the company obtained additional geophysics data on its entire land position in Peru, and has conducted three dimensional modeling of this new data, which has resulted in the delineation of entirely new targets on the Lancones concessions, and better definition of previously known targets.

Obviously, despite the quality of our assets in Peru, we can not continue to advance these projects until such time as there exists a more stable political and social climate. As a result of this political situation in Peru, your management has decided that it is appropriate to move forward in project acquisition outside of Peru, and we have been working to ensure that we have the resources to be successful with the broadening of our operating areas. During 2004, the Board elected Mr. Bryan Morris to your Board of Directors. Mr. Morris has extensive financial and project experience at Teck Cominco, and we consider ourselves fortunate that he is prepared to contribute to Manhattan. The Search Committee of the Board is continuing in its work to obtain Independent board members who can fairly represent the best interests of the owners of the Company.

I chose to join your Company as I see an excellent opportunity of increasing shareholder value by reducing the Company's dependence on Peru, and acquiring minerals properties of known potential in other areas of the world. This is based on my considerable global experience in the mining industry which includes both operations, and engineering design and construction. While maintaining our property interests in Peru, our direction will be to go to areas including North and South America, Eastern Europe, China, and Africa which are conducive to mineral property development and where sovereign property ownership rights are either entrenched or being written into law. This hedging strategy will protect the Company from changing business climates in different geopolitical areas of the world and take advantage of increasing metals prices. Target acquisition properties will be those of demonstrated mineral asset values in that they are at or near a pre-feasibility stage of development. I look forward to working with the Board of Directors, the employees of the Company, and all shareholders to ensure our success with Manhattan Minerals.

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Dr. Peter J. Guest
President and Chief Executive Officer
Manhattan Minerals Corp
May 31, 2004